Exhibit 99.1

Kingsway Reports First Quarter Results

TORONTO, June 14, 2011 /CNW/ - (TSX: KFS) (NYSE: KFS) Kingsway Financial Services Inc. ("Kingsway" or the "Company") today announced its financial results for the first quarter ended March 31, 2011. All amounts are in U.S. dollars unless indicated otherwise.

The Company reported a first quarter net loss of $18.4 million or loss of $0.35 per share diluted. The book value has decreased from $2.78 per share at December 31, 2010 to $2.47 per share at March 31, 2011. The Company also carries a valuation allowance, in the amount of $4.67 per share at March 31, 2011, against the deferred tax asset primarily related to its loss carryforwards.

The following are the highlights of the first quarter of 2011:

Major events

    <<
    -   Kingsway adopted International Financial Reporting Standards ("IFRS")
        commencing with the presentation of its unaudited consolidated financial statements as at and for the three months ended March 31,
        2011. Comparative results for 2010 have been restated to comply with
        IFRS.

    -   On March 30, 2011, the Company closed the sale of its wholly owned subsidiary Hamilton Risk Management Company and its subsidiaries, including Kingsway Amigo Insurance Company, to Acadia Acquisition
        Partners, L.P. Kingsway will act as the general partner and hold a limited partnership investment.
    >>

Operational results

    <<
    -   Net loss of $8.4 million was recorded in the Underwriting segment for the first quarter.

    -   Net income of $1.0 million was recorded in the Agency and Non-
        underwriting segment for the first quarter.

    -   Net loss of $9.7 million was recorded in the Corporate and Other segment for the first quarter.

    -   An after-tax loss of $1.9 million (pre-tax loss of $2.3 million) was recorded on early settlement of a C$20.0 million receivable pertaining to the sale of wholly owned subsidiary Jevco Insurance
        Company ("Jevco") in March 2010.

    -   A gain of $0.6 million was recorded upon finalizing the accounting for the sale of American Service Insurance Company, Inc. ("American
        Service") and American Country Insurance Company ("American
        Country"), which closed on December 31, 2010.
    >>

Dividend

The Board of Directors has decided that a quarterly dividend will not be declared for the first quarter of 2011.

Subsequent to the first quarter, the Company purchased and cancelled C$10.6 million par value of its senior unsecured debentures due 2012. As a result, only C$1.9 million par value of the 2012 debentures remain outstanding. This amount represents the Company's only outstanding debt obligations maturing prior to 2014.

About the Company

Kingsway focuses on non-standard automobile insurance in the United States of America. The Company's primary businesses are the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. The common shares of the Company are listed on the Toronto Stock Exchange and the New York Stock Exchange under the trading symbol "KFS".

    <<
    Statement of Operations
    (In thousands of U.S. dollars, except per share amounts)
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                                                          Three months ended
     (unaudited)                                                    March 31,
    -------------------------------------------------------------------------
                                                            2011        2010
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    Gross premiums written                             $  42,415   $  64,804
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    Net premiums written                               $  40,193   $  62,380
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    Revenue:
      Net premiums earned                              $  45,636   $  61,081
      Commission income                                    6,413       2,444
      Investment income                                    1,077       2,753
      Net realized gain                                        1         301
      Unrealized loss on fair value of debt               (2,605)    (68,424)
      Miscellaneous loss                                    (973)     (2,468)
    -------------------------------------------------------------------------
                                                          49,549      (4,313)
    Expenses:
      Claims incurred                                     40,027      53,207
      Commissions and premium taxes                        7,371      12,880
      General and administrative expenses                 17,151      20,804
      Restructuring costs                                      -       3,690
      Interest expense                                     1,903       4,975
      Amortization of intangibles                            585       1,510
    -------------------------------------------------------------------------
                                                          67,037      97,066
    Loss before unusual item and income taxes            (17,488)   (101,379)
    Gain on buy-back of debt                                   -       3,324
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    Loss from continuing operations before
     income taxes                                        (17,488)    (98,055)
    Income tax benefit                                      (408)     (2,689)
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    Loss from continuing operations                    $ (17,080)  $ (95,366)
    Income from discontinued operations, net of tax            -       6,887
    Income (loss) on disposal of discontinued
     operations, net of taxes                             (1,293)      8,272
    -------------------------------------------------------------------------
    Net Loss                                           $ (18,373)  $ (80,207)
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    Attributable to:
      Shareholders of Kingsway                           (17,839)    (68,991)
      Non-controlling interests                             (534)    (11,216)
    -------------------------------------------------------------------------
    Total                                              $ (18,373)  $ (80,207)
    Loss per share - continuing operations
      Basic:                                           $   (0.33)  $   (1.83)
      Diluted:                                         $   (0.33)  $   (1.83)
    Loss per share - net income
      Basic:                                           $   (0.35)  $   (1.54)
      Diluted:                                         $   (0.35)  $   (1.54)
    Weighted average shares outstanding (in 000's)
      Basic:                                              52,156      52,062
      Diluted:                                            52,156      52,062
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    >>

Loss from Continuing Operations and Loss Per Share - Continuing Operations

In the first quarter, the Company reported a loss from continuing operations of $17.1 million, compared to a loss from continuing operations of $95.4 million in the first quarter of last year. Diluted loss per share was $0.33 for the quarter, compared to diluted loss per share of $1.83 for the first quarter of 2010. As noted above, the current quarter's loss is primarily due to underwriting losses, unrealized loss on fair value of debt, and corporate expenses offset by investment income.

Income (Loss) from Discontinued Operations

In the first quarter of 2011, the Company reported income of nil from discontinued operations, compared to $6.9 in the first quarter of 2010.

On January 25, 2010, the Company entered into a definitive purchase agreement with The Westaim Corporation ("Westaim") to sell all of the issued and outstanding shares of Jevco to Westaim. On March 29, 2010, after receipt of all required regulatory approvals, the sale was completed for a purchase price of C$263.3 million. This was based on 94.5% of the difference between the book value of Jevco as at December 31, 2009 and a dividend of C$10.8 million, an investment portfolio adjustment relating to the change in market value at the closing date and is subject to certain future contingent adjustments. The contingent adjustments include up to C$20.0 million decrease in the purchase price relating to specific future adverse claims development to be determined at the end of 2012. On March 31, 2011 the Company settled the C$20.0 million contingent adjustments related to the Jevco transaction for C$17.8 million, recording a pre-tax loss of $2.3 million. As a result of the disposal of Jevco, the Company realized an after-tax loss of $1.9 million in the first quarter of 2011 and after-tax gain of $8.3 million in the first quarter of 2010.

As a result of the disposal of American Country and American Service, the Company realized an after-tax gain of $0.6 million in the first quarter of 2011.

Net Loss and Loss Per Share - Net Loss

In the first quarter, the Company reported net loss of $18.4 million, compared to net loss of $80.2 million in the first quarter of last year. Diluted loss per share was $0.35 for the quarter compared to loss per share of $1.54 for the first quarter of 2010.

    <<
    Consolidated Balance Sheets
    (In thousands of U.S. dollars, except share amounts)
    -------------------------------------------------------------------------
                                            March 31,   December   January 1,
    (unaudited)                                 2011    31, 2010        2010
    -------------------------------------------------------------------------
    ASSETS
      Cash and cash equivalents            $  99,246   $ 140,567   $  65,562
      Investment in securities               175,695     146,684     506,080
      Investment in associate                 49,711      49,079           -
      Accrued investment income                1,950       1,957       3,942
      Financed premiums                       10,321      13,572      15,237
      Accounts receivable                     48,058      46,394      85,765
      Funds held in escrow                     2,150      22,259           -
      Due from reinsurers and
       other insurers                            913       7,651       4,938
      Deferred policy acquisition costs       13,068      13,952      29,088
      Income tax recoverable                  16,841      17,991      16,138
      Deferred income taxes                      496         503       9,481
      Property and equipment                  12,162      12,469      30,308
      Goodwill and intangible assets          43,809      43,959      37,573
      Other assets                             1,838       2,544       4,786
      Assets held for sale                         -           -   1,145,481
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      TOTAL ASSETS                        $  476,258  $  519,581  $1,954,379
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    LIABILITIES AND SHAREHOLDERS' EQUITY
    LIABILITIES
      Loan payable                        $    2,250  $        -  $        -
      Accounts payable and accrued
       expenses                               36,718      42,385      60,910
      Unearned premiums                       61,436      66,879     120,657
      Unpaid claims                          153,463     174,708     368,501
      LROC preferred units                    13,299      13,076      22,388
      Senior unsecured debentures             39,695      37,177     103,512
      Subordinated indebtedness               40,343      40,480      23,966
      Liabilities held for sale                    -           -     907,416
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      TOTAL LIABILITIES                   $  347,204  $  374,705  $1,607,350
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    SHAREHOLDERS' EQUITY
    -------------------------------------------------------------------------
      Share capital                       $  296,489  $  296,139  $  295,291
        Issued and outstanding number
         of common shares
          52,345,828 - March 31, 2011
          52,095,828 - December 31, 2010
          51,595,828 - January 1, 2010
      Contributed surplus                     15,684      15,894      20,549
      Retained earnings (deficit)           (210,506)   (192,667)    (19,520)
      Accumulated other comprehensive
       income                                 27,373      25,016      32,468
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      Shareholders' equity attributable
       to shareholders of Kingsway           129,040     144,382     328,788
      Non-controlling interests                   14         494      18,241
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      TOTAL EQUITY                           129,054     144,876     347,029
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      TOTAL LIABILITIES AND SHAREHOLDERS
       EQUITY                             $  476,258  $  519,581  $1,954,379
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    >>

Forward Looking Statements

This press release includes "forward looking statements" that are subject to risks and uncertainties. Such forward looking statements relate to future events or future performance, but reflect Kingsway management's current beliefs, based on information currently available. A number of factors could cause actual events, performance or results to differ materially from the events, performance and results discussed in the forward looking statements. For information identifying important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, see Kingsway's securities filings, including its 2010 Annual Report under the heading Risk Factors in the Management's Discussion and Analysis section. The securities filings can be accessed on the Canadian Securities Administrators' website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission's website at www.sec.gov or through the Company's website at www.kingsway-financial.com. Except as expressly required by applicable securities law, the Company disclaims any intention or obligation to update or revise any forward looking statements whether as a result of new information, future events or otherwise.

Non-IFRS Financial Measures

This news release contains certain non-IFRS financial measures. Please refer to the section entitled "Non-IFRS Financial Measures" in the Company's first quarter 2011 Management's Discussion and Analysis.

Additional Information

Additional information about Kingsway, including a copy of its Quarterly Report for the quarter ended March 31, 2011, can be accessed on the Canadian Securities Administrators' website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission's website at www.sec.gov or through the Company's website at www.kingsway-financial.com

%CIK: 0001072627

CO: Kingsway Financial Services Inc.

CNW 17:00e 14-JUN-11